UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

As previously disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, in August 2020, voxeljet AG (the “Company”) effected a change of the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1) and also transferred its ADS listing from the New York Exchange to the Nasdaq Capital Market. In connection therewith, on September 30, 2020, the Company and the European Investment Bank (the “EIB”) entered into an amendment letter (the “Amendment Letter”) to the Synthetic Warrant Agreement, dated November 9, 2017, as amended and restated on May 29, 2020 (the “Synthetic Warrant Agreement”). The Amendment Letter, among other things, amends the Synthetic Warrant Agreement to reflect the change in ratio of ADSs to ordinary shares and the transfer of the listing of the Company’s ADSs from the New York Stock Exchange to the Nasdaq Capital Market. The form of the Amendment Letter is attached hereto as Exhibit 99.1.

Exhibits

99.1	Form of Amendment Letter to the Synthetic Warrant Agreement between European Investment Bank and voxeljet AG, dated September 30, 2020.

The information contained in this Form 6-K in Exhibits 99.1 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG  with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer
Date: September 30, 2020

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